DXI ENERGY PROVIDES STRATEGIC UPDATE - PLANS
TRANSITION TO MIDSTREAM MARKET WITH
NATURAL GAS-TO-METHANOL CONVERSION PLANT
AT WOODRUSH IN NE B.C.

VANCOUVER, BRITISH COLUMBIA, SEPTEMBER 5, 2019 - DXI Energy Inc. (TSX:DXI.TO) (OTCQB:DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration company operating in the Peace River Arch region in British Columbia, today announced plans to convert its oil and natural gas processing facility at Woodrush, approximately 120 kilometres north of Ft. St. John, to facilitate scalable production of methanol, initially targeting a potential of 16,000 gallons of methanol per day commencing in August 2020.

Under the direction of new Chairman, President, and CEO, Simon Raven of Calgary, Alberta, the management team underwent a detailed review of the Company's existing assets and presented a comprehensive plan to its Board of Directors whereby it is anticipated that the Company's 99% working interest in natural gas assets at Woodrush could most profitably be utilised as feedstock for the production of methanol. Internal management estimates based on historical market prices, and the associated costs of converting natural gas to methanol indicate a potential 900% increase in net income from operations. The produced methanol will be sold within the region, where market demand for methanol is high. The primary use for methanol in the region is for the mitigation of hydrates in gas wells and pipelines. The Company is in a unique position to quickly transition to a value-added business model that maximizes the value of its natural gas assets and returns to shareholders, while providing the local market with an in-demand commodity.

The Company's Board of Directors unanimously approved the new direction for the Company.

The Company has since accomplished the following:

  Initiated discussions with First Nations in the region to become the Company's partner in the development of the project;
  Initiated detailed engineering review of an available methanol plant which is in good working condition and is the optimal size to match the gas production rate at Woodrush. This plant can be skid mounted and moved in modules to the existing Woodrush facility site. Fully installed and commissioned, it is expected to cost approximately 30% of building a brand new facility ($10 million vs. $30 million), saving the Company approximately $20 million in capital and materially increasing the economic return on the project;
  Signed an agreement with Gas Recapture Systems, an Alberta-based company specializing in methanol production and industrial gas processing, to install the modular methanol plant at the Company's Woodrush site and connect the existing gas production equipment to the plant, and
  Engaged Animus Capital Partners Inc. ("Animus") as the Company's Exclusive Financial and Strategic Advisor in connection with a capital raise to fund the proposed midstream business model conversion and new corporate direction of the Company. Animus is a global financial advisory and merchant banking firm based in Calgary, Alberta.

Initial financing discussions with Canadian institutional lenders and investment dealers have been positive to date. The Company's objective is to raise $15,000,000 in new capital by Q4 2019, comprised of a combination of equity and debt to achieve the following:

- Expand the Company's Woodrush facility to produce methanol ($10 million);

- Complete and tie-in gas production from the two successful Gething gas wells drilled in 2018-19 ($1.0 million); and

- Eliminate trade payables and maintain requisite working capital ($4.0 million).

The Company anticipates plant expansion to be complete in August 2020. The proposed timeline includes financing, methanol plant purchase, permitting and regulatory approvals, modular plant transportation, assembly, inspection and commissioning.

Mr. Raven states, "After thorough review of the company's assets and the current state of the Canadian oil and gas industry with other members of senior management, we have come to the conclusion that continuing with the status-quo, producing and selling raw natural gas into an oversupplied market, with low gas prices today and for the foreseeable future, is not sustainable as a business model and is not in the best interest of our shareholders. However, we are excited to have identified an opportunity to transition to the profitable midstream market by converting our natural gas assets into methanol, a value-added product which sells for many times the value of raw natural gas and is in high demand throughout the region, as well as internationally. Our existing facilities and producing gas assets at Woodrush provide an excellent opportunity to cost-effectively transition to methanol production and sales in a short time frame. We are in the process of building partnerships with experts in the methanol field as well as First Nations in the region to ensure success for all of our stakeholders and partners. I look forward to reporting the results of this exciting new direction to all shareholders as our plans to transform the company into a regional producer of methanol are implemented over the coming months."

About DXI Energy Inc.: DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada and has been producing commercial quantities of oil and gas since 2008. The Company is publicly traded on the Toronto Stock Exchange (DXI.TO) and the OTCQB (DXIEF).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements in this press release include, but are not limited to, statements regarding the future plans of the Company, the successful conversion of the processing facility, the potential production capabilities of methanol, the timing and implementation of commencing methanol production, the resulting profitability of the conversion, the assumptions and methodologies of the internal management estimates, the assumptions related to the anticipated demand of methanol, the ability to raise funding and the timing and anticipated amount of financing that can be raised. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil, gas and methanol prices and prices for the conversion of the plant, government regulation and foreign political risks, continued relationship with First Nations groups, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.'s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact: DXI Energy Inc.

Simon Raven President & CEO 403-875-2508 sraven@dxienergy.com	David Matheson CFO 604-638-5054 dmatheson@dxienergy.com